Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

November 20, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief
Mr. Brian Cascio, Accounting Branch Chief
Mr. Geoffrey Kruczek, Special Counsel
Mr. Jay Ingram, Legal Branch Chief

Re:	Canaan Inc.
Amendment No. 4 to Registration Statement on Form F-1
File No. 333-234356

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No. 4 (“Amendment No. 4”) to the Company’s above-reference Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

Simpson Thacher & Bartlett

November 20, 2019

We enclose herewith five (5) courtesy copies of Amendment No. 4, which has been marked to show changes to the Company’s Amendment No. 3 to the Registration Statement filed with the Commission on November 18, 2019 (the “November 18 Filing”).

The Company has revised the number of investors who have indicated their interest in purchasing over 5% of the ADSs being offered in the offering to fourteen investors on page 174 of Amendment No. 4.

Simpson Thacher & Bartlett

November 20, 2019

If you have any question regarding Amendment No. 4, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:

Nangeng Zhang, Chairman and Chief Executive Officer

Jianping Kong, Director and co-chairman

Quanfu Hong, Vice President of Finance

Canaan Inc.

Howie Farn

Yi-Ping Chang

Simpson Thacher & Bartlett

Calvin C. Lai

Valerie Ford Jacob

Freshfields Bruckhaus Deringer

Steven Zhao

PricewaterhouseCoopers Zhong Tian LLP

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